Automatic Increase Benefit Rider

     Based on the application for this Rider, this Rider is made a part of the policy. This Rider is subject to all policy terms and provisions unless this Rider changes them.

Definitions as used in this Rider

     The definitions stated below apply to this Rider. They are in addition to those of the Policy.

     Automatic Increase Benefit is the increase in Specified Amount, provided by this Rider, which occurs on each Policy Anniversary.

     Increase Percentage is the percent, as shown under Policy Data, by which the Specified Amount will be increased on each Policy Anniversary.

     Maximum Increase Amount is the maximum amount for each increase allowed, as shown under Policy Data.

     Total Increase Limit is the combined total amount of Automatic Increase Benefits available under this Rider, as shown under Policy Data.

Benefit Provided by this Rider

     This Rider provides for an increase in the Specified Amount on each Policy Anniversary without evidence of insurability. Each Automatic Increase
     Benefit:

     1.   will apply on each Policy Anniversary while this Rider is in force;
          and
     2. will be equal to the Specified Amount in effect at the time of the increase, multiplied by the Increase Percentage as shown under Policy Data; and
     3. will never exceed the Maximum Increase Amount as shown under Policy Data; and
     4. will not affect the surrender charges applicable to the policy at the time of the increase.

Monthly Deduction for the Cost of this Rider

     There is no monthly deduction taken for the cost of this Rider. When an increase is made in the Specified Amount, an increase in the policy's monthly deduction will occur. If there is a waiver of monthly deduction rider attached to the policy, the monthly deduction for its cost will also increase.

     If the Automatic Increase Benefit occurs when any no lapse guarantee period, death benefit guarantee period, or minimum monthly premium period provided by the policy is in effect, the minimum monthly premium as described in the policy will change.

Benefits when Monthly Deductions are Waived

     If the Insured becomes eligible for benefits under a waiver of monthly deduction rider, Automatic Increase Benefits will continue to be available.

Rejection of Automatic Increase Benefit

     You must notify Us at least 10 days prior to the date of an Automatic Increase Benefit if You wish to decline the increase. If an Automatic Increase Benefit is declined, this Rider will terminate.

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Rider Termination

     This Rider will terminate on the earliest of the following:

     1. the monthly date on or next following receipt of Your written request for coverage to end; or
     2.   the Rider expiration date, as shown under Policy Data; or
     3.   the date the policy terminates; or
     4. application of Your policy's cash surrender value under a paid-up insurance option, if applicable; or
     5. any decrease in the total Specified Amount of Your policy, except as a result of a partial surrender of death benefit option change; or
     6. Your rejection of any Automatic Increase Benefit provided under this Rider; or
     7. total Automatic Increase Benefits provided under this Rider reach the Total Increase Limit as shown under Policy Data.

Effective Date of this Rider

     The effective date of this Rider is the policy date of the policy unless a different date is shown under Policy Data.

IDS Life Insurance Company of New York

(signature of) Eric L. Marhoun

Secretary